Exhibit 99.155

DeFi Technologies Q3 2021 Financial Results with Total Revenue Up 214% Year-over-Year to$10.0M

TORONTO, Nov. 16, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces its strong financial performance for the three and nine-month period ending September 30, 2021 (all amounts in Canadian dollars, unless otherwise indicated).

Key Highlights

●  Achieved record US$374 million assets under management ("AUM") in fully owned subsidiary Valour Inc. ("Valour") which is responsible for the Company's portfolio of exchange-traded products ("ETPs")
●  Launched Solana ETP on Nordic Exchange
●  Listed Valour ETPs on the Frankfurt Stock Exchange
●  Earned 539,000 Shyft tokens since launch of initial Shyft Network node to the end of September 30, 2021
●  Valour hired former BlackRock director as its COO
●  Expanded the Company's executive team to focus on growth in European and global markets as well as new product launches
●  Launched world's first Uniswap ETP, in October 2021

"We continue to see strong demand and inflows into our Valour business," stated Russell Starr, Chief Executive Officer of DeFi Technologies. "Given that we only have six ETPs currently, the growth in AUM at Valour has been exceptional. As we look to launch additional innovative ETP's related to crypto, DeFi, gaming, and the metaverse, we expect this growth to continue at a rapid pace."

ETPs/Valour

The Company is pleased to announce that its ETP business Valour has grown its AUM to US$374 million as of November 8, 2021. Since acquiring 100% of Valour on April 1, 2021, total revenue was $6.0 million and net income of $2.3 million.

Liquidity

The Company maintains a very strong liquidity position, with cash of $10.7 million, total assets of $372 million, and working capital of $17.8 million.

Financial Performance

For the three months ended September 30, 2021:
●  Total revenues of $8.6 million;
●  Net loss of $2.4 million;
●  Adjusted net income of $2.4 million excluding share-based compensation expense of $4.8 million; and
●  New revenue lines including node validator revenue of $545,601, management fees on new Valour ETP of $333,070 and increasing staking and lending income of $859,644.
●  For the nine months ended September 30, 2021:
●  Total revenues of $10.0 million; Net loss of $21.5 million;
●  Adjusted net loss of $2.4 million excluding acquisition costs relating to DEFI Holdings Inc. of $6.0 million and share-based compensation expense of
     $13.1 million; and
●  New revenue lines including node validator revenue of $545,601, management fees on new Valour ETP of $333,070 and increasing of staking and lending income of $925,600.

"Considering our size and rapid growth, generating adjusted net income of $2.4 million in Q3 2021 is a remarkable achievement," continued Mr. Starr. "We are operating from a position of strength that should support continued strong growth in the periods ahead as we continue to expand our operations and cater to the significant demand from public market investors, institutional private investors, and crypto-native investors."

Shareholder Call

The Company will conduct a shareholder call on Wednesday November 17, 2021 at 12:00 p.m. EST to discuss its strong financial performance for the three month period ending September 30, 2021.

Executive Chairman & CEO Russell Starr will present the webcast. IMPORTANT – Click here to register for the webcast.

For Dial in Access:

Dial-in: +1 6699006833

Meeting ID: 99435225427

Passcode: 754018

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies

Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Q3 2021 financial statements of the Company; the growth of AUM; the development and launch of new ETPs; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc. CNW 07:30e 16-NOV-21